
11008084

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


Received SEC
JUL 01 2011
Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _______ to _______
Commission File Number

MIDAS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
(For title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, IL 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

SIGNATURES


SEC MAIL PROCESSING
RECEIVED
JUL 01 2011
SECTION

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Salaried Employees

By: 

Name: Ben Parma

Title: Vice President, Human Resources
Midas, Inc.

Date: June 30, 2011

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Midas Retirement Savings Plan for Salaried Employees:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-44625, 333-58363, 333-74094, 333-89226, 333-105458, 333-101559, 333-128503, 333-42196, and 333-44797) on Form S-8 and the Registration Statement (No. 333-105458) of Midas, Inc. of our report dated June 29, 2011 with respect to the statements of net assets available for benefits of the Midas Retirement Savings Plan for Salaried Employees as of December 31, 2010 and December 31, 2009, the related statements of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Midas Retirement Savings Plan for Salaried Employees.

KPMG LLP

Chicago, Illinois
June 30, 2011

FINANCIAL STATEMENTS AND
AUDITORS' REPORT
MIDAS RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
DECEMBER 31, 2010 AND 2009

CONTENTS



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Midas Retirement Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Midas Retirement Savings Plan for Salaried Employees (the Plan), as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B to the financial statements, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in note B.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 30, 2011

Midas Retirement Savings Plan for Salaried Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
December 31, 2010 and 2009

	2010	2009
Assets		
Investments, at fair value (see notes B and C)	$ 41,244,154	$ 37,843,122
Participant notes receivables	363,818	326,970
Net assets available for benefits at fair value	41,607,972	38,170,092
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (see note B)	(580,628)	(14,858)
NET ASSETS AVAILABLE FOR BENEFITS	$ 41,027,344	$ 38,155,234

The accompanying notes are an integral part of these statements.

Midas Retirement Savings Plan for Salaried Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
Year ended December 31, 2010

Additions	
Contributions	
Participant	1,140,125
Employer	365,723
Rollovers	9,158
Total contributions	1,515,006
Investment income	
Net appreciation in fair value of investments	3,669,141
Interest and dividends	663,737
Total investment income	4,332,878
Interest income on participant notes receivable	15,434
Total additions to net assets	5,863,318
Deductions	
Benefits paid to participants	2,845,387
Other expenses	28,421
Total deductions from net assets	2,873,808
NET INCREASE IN NET ASSETS PRIOR TO TRANSFERS	2,989,510
Net transfers from the plan (see Note E)	(117,400)
NET INCREASE IN NET ASSETS	2,872,110
Net assets available for benefits	
Beginning of year	38,155,234
End of year	$41,027,344

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Midas Retirement Savings Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried, sales, or clerical employees of Midas International Corporation, (the "Company"). Employees may elect to defer a portion of their wages into the Plan immediately upon hire and are eligible to participate in the matching portion of the Plan upon completion of one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Contributions

Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1% and 20% of pretax annual compensation, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company contributes 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

Participants are immediately vested in all portions of their accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Participant Notes Receivables

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Through May 15, 2009, participants may only have one loan outstanding at any time. Subsequent to that date, participants are allowed to have two loans outstanding. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding in the Plan at December 31, 2010 and December 31, 2009 ranged from 3.25% to 8.25%.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned and distributions are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Basis of Accounting – Continued

Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance

In September 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $326,970 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB issued ASU No. 2010-6, Fair Value Measurement and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements. ASU No. 2010-06 also clarifies existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted this new guidance in its December 31, 2010 financial statements. The adoption did not have an impact on the Plan's financial statements or disclosures.

In May 2009, the FASB issued ASC 855 *Subsequent Events*, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.

On October 1, 2009, the FASB issued Accounting Standards Update ("ASU") 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents)*. This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values ("NAV") or an

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Adoption of New Accounting Guidance - Continued

equivalent measure as a practical expedient to estimate fair value. The Plan adopted this new guidance in its December 31, 2009 financial statements. The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits, but expanded the Plan's disclosures.

Investment Valuation

The Plan's investments are stated at fair value, except for the Diversified Investment Advisors Stable Pooled Fund, which is stated at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan uses a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.
2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation- Continued

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the NAV of units of the stock fund, which is based on the closing price reported on the active market on which the security is traded, where two units of the fund is equal to one share of stock.

Cash Reserve Account: Valued using $1 per unit.

Collective trusts: Valued at the NAV provided by the administrators of the fund. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation- Continued

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2010 and 2009:

2010	Level 1	Level 2	Level 3	Total
Mutual funds				
Bond	$ 3,756,952	$ -	$ -	$ 3,756,952
US Equity	15,940,757	-	-	15,940,757
International Equity	2,332,419	-	-	2,332,419
Growth	8,200,052	-	-	8,200,052
Real Estate	875,013	-	-	875,013
Total mutual funds	31,105,193	-	-	31,105,193
Midas common stock fund	-	834,822	-	834,822
Cash reserve account	8,101	-	-	8,101
Collective trust:				
Stable value (a)	-	9,296,038	-	9,296,038
Total investments at fair Value	$31,113,294	$10,130,860	$ -	$41,244,154

2009	Level 1	Level 2	Level 3	Total
Mutual funds				
Bond	$3,768,187	$ -	$ -	$3,768,187
US Equity	13,834,988	-	-	13,834,988
International Equity	2,145,507	-	-	2,145,507
Growth	7,001,212	-	-	7,001,212
Real Estate	562,017	-	-	562,017
Total mutual funds	27,311,911	-	-	27,311,911
Midas common stock fund	-	896,052	-	896,052
Cash reserve account	11,693	-	-	11,693
Collective trust:				
Stable value (a)	-	9,623,466	-	9,623,466
Total investments at fair Value	$27,323,604	$10,519,518	$ -	$37,843,122

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation- Continued

(a) The collective trust does not have a readily determinable fair value and is valued at its net asset value per share as provided by the trust's administrator. The investment strategy of this category is to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. Redemption from the investment must be requested in writing and the investment manager reserves the right to affect the request of withdrawal by the Plan no more than 12 months from the date of the written notice of such request.

Participant Notes Receivable

Participant Notes Receivable are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion. Investment advisory and management fees are paid by the Plan.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE C – INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009, are as follows:

	2010	2009
Diversified Investment Advisors Stable Pooled Fund *	$8,715,410	$9,608,608
Transamerica Partners Funds Group Stock Index Fund	4,945,816	4,218,844
Pimco Funds Total Return Fund	2,851,902	2,758,742
Nations Bank Columbia Life Goal Growth Fund	4,591,971	3,912,343
Nations Bank Columbia Large Cap Enhanced Core Fund Z	n/a	4,095,304
Nations Bank Columbia Mid Cap Index Fund	2,937,073	2,106,297
American Funds EuroPacific Growth Fund	2,332,419	2,145,507
Thornburg Value Fund R5	3,603,123	n/a

* Fair value of the Diversified Investment Advisors Stable Pooled Fund is $9,296,038 and $9,623,466 at December 31, 2010 and 2009, respectively. Amounts in the table above for the investment represent contract value, as discussed in Note B.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$3,461,344
Midas common stock	(36,134)
Collective trust	243,931
Net appreciation	$3,669,141

NOTE D - RELATED-PARTY TRANSACTIONS

The Plan invests in Diversified Investment Advisor and Transamerica Partners funds and holds a cash reserve account with State Street Bank and Trust Company ("SSBT"). Diversified Investment Advisors is the record keeper as defined by the Plan, Transamerica indirectly owns Diversified, and SSBT is the Plan's trustee, and, therefore, these transactions qualify as party-in-interest transactions. A portion of the Plan's assets is invested in common stock of the Company.

NOTE D - RELATED-PARTY TRANSACTIONS - Continued

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

NOTE E – TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Midas Retirement Savings Plan for Hourly Employees (the Hourly Plan) occur due to participant changes in status from hourly to salaried, or vice versa. Transfers out to the Hourly Plan were $147,240 and transfers in from The Hourly Plan were $29,840 for the year ended December 31, 2010.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by terms of the Plan.

NOTE G - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated February 6, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has

NOTE G - TAX STATUS - Continued

analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$41,027,344	$38,155,234
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	580,628	14,858
Net assets available for benefits per the Form 5500	$41,607,972	$38,170,092

NOTE I - RECONCILIATION TO FORM 5500 - Continued

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

	2010
Net increase in net assets per the financial statements	$2,872,110
2009 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(14,858)
2010 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	580,628
Net increase in net assets per the Form 5500	$3,437,880

Investments in collective trusts are required to be reported at fair value on the Form 5500.

NOTE J – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. There were no material subsequent events that require recognition in the Financial Statements or additional disclosure in the Notes to the Financial Statements.

Midas Retirement Savings Plan for Salaried Employees
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Identity of party involved/ description of asset	Cost (a)	Current value
Cash Reserve Account		
*State Street Bank & Trust Company Cash Reserve Account		$ 8,101
Common stock		
*Midas International Stock Fund		834,822
Collective trusts		
*Diversified Investment Advisors Stable Pooled Fund		9,296,038
Mutual funds		
American Funds EuroPacific Growth Fund		2,332,419
American Funds American Mutual Fund R-4		1,256,243
American Funds American AMCAP Fund R-4		1,302,450
Artio Global High Income Fund A		905,050
Nations Bank Columbia Life Goal Balanced Growth Fund Z		1,844,753
Nations Bank Columbia Life Goal Growth Fund Z		4,591,971
Nations Bank Columbia Mid Cap Index Fund Z		2,937,073
Nations Bank Columbia Life Goal Income & Growth Fund Z		1,763,328
Goldman Sachs Growth Opportunities Fund A		210,510
Lord Abbett Funds Small-Cap Value A Fund		936,024
Nuveen Real Estate Secs I		875,013
Janus Perkins Mid Cap Value T		477,190
Janus Perkins Small Cap Value T		61,986
Pimco Funds Total Return Fund		2,851,902
T. Rowe Price New Horizons		210,342
*Transamerica Partners Funds Group Stock Index Fund		4,945,816
Thornburg Value Fund R5		3,603,123
*Participant notes receivables, 3.25% to 8.00%		363,818
Total		$ 41,607,972

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.